EXHIBIT 99.1

POET Technologies to Participate at Upcoming Virtual Financial Conferences

Announces Option Grants to Directors, Officers, Employees and Consultants

TORONTO, April 06, 2021 (GLOBE NEWSWIRE) -- POET Technologies, Inc. (OTCQX: POETF; TSX Venture: PTK) the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center and telecommunication markets, today announced that management is scheduled to present and host meetings with participating investors at the following virtual financial conferences.

Cormark Securities’ 2021 Virtual Inflection Conference
Power Technology Session
Date: Tuesday, April 13
Presentation: 11:30 AM Eastern Time
Presenters: Suresh Venkatesan, Chairman & CEO; Vivek Rajgarhia, President & General Manager and Thomas Mika, Executive Vice President & CFO

The Cormark Securities Conference is an investor-focused conference discussing how to invest in an age of sustainability and new technologies. POET will be participating in the Power Technology Session which will include meetings with institutional investors. Interested investors should contact their Cormark representative to register.

OTC Virtual Technology Conference
Date: Thursday, April 15
Presentation: 10:30 AM Eastern Time
Presenter: Thomas Mika, Executive Vice President & CFO

POET invites individual and institutional investors, as well as advisors and analysts, to attend the real‐time, interactive presentations on VirtualInvestorConferences.com. It is recommended that investors pre‐register and run the online system check to expedite participation and receive event updates by registering on the OTC event calendar website: https://www.virtualinvestorconferences.com/event-calendar

Additionally, POET’s presentation materials will be made available on the Presentations and Events page of the Company’s website.

Option Grants

At a regular meeting of the Board of Directors held on March 24, 2021, as part of the Company’s incentive stock option grant program, the Board approved the granting of a total of 4,831,250 options to be granted on April 6, 2021 to directors, employees and consultants of the Company to purchase common shares. The approved grant represents 1.4% of the total issued and outstanding common shares of the Company. The approved total included 731,250 stock options to non-management directors (0.21%), 2,050,000 to officers (0.6%), 2,000,000 to other employees (0.59%), and 50,000 to consultants (0.01%).

The options are exercisable for 10 years at a price of C$1.19 being the closing price of the Company’s shares on April 5, 2021. The directors’ options vest quarterly in arrears over the one year of service as a director. All other options granted to employees vest 25% on the first anniversary of the grant and the balance vests quarterly over a further three-year period thereafter. The grant to the directors represents the option portion of directors’ fees for the 12-month period beginning April 1, 2021. The options granted to a consultant will vest based on certain performance milestones of the consultant over a 12-month period.

About POET Technologies Inc.

POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact for POET: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact for POET: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s joint venture, product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for building out its joint venture, completion of its development efforts, financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its planned joint venture, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its joint venture to meet expectations, failure of its products to meet performance requirements, lack of sales in its products, once released, operational risks in the completion of the Company’s anticipated projects, a delay or abandonment of its planned joint venture, delays in recruitment for its newly opened operations or changes in plans with respect to the development of the Company’s anticipated projects by third-parties, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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